UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

KARL HEINZ KALBFELL APPOINTED CEO MASERATI AND HEAD OF ALFA ROMEO-MASERATI

SIGNATURES

KARL HEINZ KALBFELL APPOINTED CEO MASERATI AND HEAD OF ALFA ROMEO-MASERATI

Karl Heinz Kalbfell, Chief Operating Officer of Alfa Romeo, is also to be nominated Chief Executive Officer of Maserati, replacing Martin Leach who is leaving the Company.

With this additional role, Karl Heinz Kalbfell will assume responsibility for the Alfa Romeo-Maserati “sports car pôle” announced last week. This will allow the two marques to achieve important industrial and commercial synergies.

Furthermore, Giuseppe Bonollo is to be nominated Head of Product Portfolio Management, charged with developing the Fiat and Lancia ranges. Frank Stephenson will be nominated Head of the Fiat, Lancia and Commercial Vehicle Styling Centre.

Both Giuseppe Bonollo and Frank Stephenson, who transfer from Ferrari, will report directly to CEO Sergio Marchionne.

Turin February 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney